Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA, JUNE 4, 2008

BAYTEX ENERGY TRUST ANNOUNCES INCREASE IN MONTHLY DISTRIBUTIONS
TO $0.25 PER UNIT, COMPLETION OF BURMIS ACQUISITION
 AND INCREASE IN CORPORATE CREDIT FACILITIES

CALGARY, ALBERTA (June 4, 2008) - Baytex Energy Trust (TSX-BTE.UN; NYSE: BTE) is pleased to announce a 25% increase in our monthly distributions to $0.25 per unit, the successful completion of the acquisition of Burmis Energy Inc. (“Burmis”), and the increase of our corporate credit facilities to $485 million.

Increase in Monthly Distributions

Baytex is very pleased to announce that our Board of Directors has approved a 25% increase to our monthly distributions from $0.20 to $0.25 per trust unit. This is our second distribution increase in 2008 and third since our inception in 2003 against no reduction in our history. The $0.25 per unit distribution will commence with the distribution in respect of June 2008 operations, payable on July 15, 2008 to unitholders of record on June 30, 2008. The ex-distribution date is June 26, 2008.

This distribution increase is attributable to the strength of our underlying business and the outlook for a continued strong commodity price environment. Based on current strip pricing and our production guidance of 40,500 boe/d to 41,000 boe/d for the remainder of the year after the completion of the Burmis acquisition, our total distributions in 2008 would represent a payout ratio of approximately 50% (before DRIP). It is anticipated that the balance of our cash flow in 2008 would be more than sufficient to fund our exploration and development capital program of $170 million for the year.

Baytex is excited to be able to pass on the benefit of robust commodity prices directly to our unitholders. We will continue to monitor prevailing business environment and opportunities and strategically deploy our cash flow to the best advantage of our investors.

Completion of Burmis Acquisition

On June 3, 2008, the shareholders of Burmis approved a Plan of Arrangement which resulted in Baytex today acquiring all of the issued and outstanding shares of Burmis on the basis of 0.1525 Baytex trust unit for each Burmis common share. Approximately 6.38 million Baytex trust units have been issued pursuant to this transaction. Production from the Burmis properties averaged 3,791 boe/d during the first quarter of 2008. The assets of Burmis are principally multi-zone liquids-rich natural gas and light oil properties in west central Alberta, and include approximately 9.5 million boe of proved plus probable reserves and 110,300 net acres of undeveloped land at year-end 2007. This acquisition was completed on an accretive basis to all material operating and financial parameters, improved Baytex’s product mix balance and enhanced the growth prospects of our overall light oil and natural gas activities.

Increase in Credit Facilities

Concurrent with the closing of the Burmis acquisition and the completion of the annual borrowing base review by our banking syndicate, Baytex’s total corporate credit facilities have been increased to $485 million from $370 million. Including debt assumed upon the acquisition of Burmis, Baytex is estimating that approximately 50% of these credit facilities are unutilized and available for the financing of future business opportunities.

Baytex Energy Trust
Press Release
June 4, 2008

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Advisory

Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe’s may be misleading, particularly if used in isolation.

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995,  including Management’s assessment of Baytex’s future plans and operations and Baytex’s production, cash flow, debt levels, exploration and development program, payout ratio and cash distribution practices.  These statements are provided to allow investors to better understand our business. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserves estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes and royalty rates; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President and Chief Operating Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations Representative	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca